FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
to
ANNUAL REPORT
of
QUÉBEC
(Name of Registrant)

Date of end of last fiscal year: March 31, 2003

SECURITIES REGISTERED*
(As of close of fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

M. Michel Robitaille
 Délégation générale du Québec
One Rockefeller Plaza
26th Floor
New York, N.Y. 10020-2102

Copy to:

Robert E. Buckholz, Jr.
 Sullivan & Cromwell LLP
125 Broad Street
New York, N.Y. 10004-2498

* The Registrant is filing this Annual Report on a voluntary basis.

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2003 (the "Annual Report") as follows:

The following additional exhibits are hereby added to the Annual Report:

Exhibits:

(1.1)
Distribution Agreement, dated December 11, 2003, among Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse First Boston LLC, Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. (collectively, the "Agents") and Québec, including the addresses of the Agents;

(1.2)
Underwriting Agreement, dated December 11, 2003, among Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse First Boston LLC, CIBC World Markets Corp., Citigroup Global Markets Inc., J.P. Morgan Securities Inc., Putnam Lovell NBF Securities Inc., RBC Dominion Securities Corporation and Scotia Capital (USA) Inc. (collectively, the "Underwriters") and Québec, including the addresses of the Underwriters;

(4.1)
Fiscal Agency Agreement, dated May 30, 2002, between Québec and Citibank, N.A., as fiscal agent, as supplemented by the Supplemental Agreement, dated December 11, 2003, between Québec and Citibank, N.A.;

(4.2)
Authorization of Authentication and Certification of Approval of Forms of Notes, dated December 11, 2003, executed by Québec and Citibank, N.A., with forms of Notes attached thereto;

(5.1)
Opinion of Bélanger Sauvé, Québec and Canadian counsel to Québec;

(5.2)
Opinion of Bélanger Sauvé, Québec and Canadian counsel to Québec (including annexes);

(99.1)
Itemized list of expenses incurred or to be incurred or borne by or for the account of Québec or properly charged thereto;

(99.2)
Certificate, dated December 11, 2003, executed by Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse First Boston LLC, Citigroup Global Markets Inc., J.P. Morgan Securities Inc., Financement-Québec, Québec and Citibank, N.A., attaching the Public Medium-Term Note Administrative Procedures for Fixed and Floating Rate Notes, dated December 11, 2003;

(99.3)
Calculation Agency Agreement, dated December 11, 2003, between Québec and Citibank, N.A., as calculation agent; and

(99.4)
Exchange Rate Agency Agreement, dated December 11, 2003, between Québec and Citibank, N.A., as exchange rate agent.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment no. 2 to be signed on its behalf by its authorized agent.

QUÉBEC
By:	/s/ BERNARD TURGEON
Name: Title:	Bernard Turgeon Associate Deputy Minister — Financing and Budgetary Policies

Date: December 11, 2003